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Exhibit 12.1

	Year Ended September 30,					Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
INCOME BEFORE INCOME TAXES	60,544	71,485	122,748	202,059	285,529	191,044	255,285
FIXED CHARGES	28,668	32,894	38,348	54,389	69,149	52,602	58,317
LESS: INTEREST CAPITALIZED	(26,874)	(30,897)	(35,825)	(51,171)	(65,295)	(49,618)	(54,872)
ADD: INTEREST AMORTIZED TO COST OF SALES	25,469	27,704	33,235	43,001	55,451	38,149	46,183

EARNINGS AVAILABLE FOR FIXED CHARGES	87,807	101,186	158,506	248,278	344,834	232,177	304,913
INTEREST INCURRED	26,874	30,897	35,825	51,171	65,295	49,618	54,872
RENT EXPENSE DEEMED TO BE REPRESENTATIVE OF INTEREST	1,794	1,997	2,523	3,218	3,854	2,984	3,445

FIXED CHARGES	28,668	32,894	38,348	54,389	69,149	52,602	58,317
RATIO OF EARNINGS TO FIXED CHARGES	3.06	3.08	4.13	4.56	4.99	4.41	5.23

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  Exhibit 12.1